UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	927
		£14.2600	745
		£14.2600	620

d)	Aggregated information	2,292
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 8 July 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.9700	540
		$39.9700	424
		$39.9700	321

d)	Aggregated information	1,285
	Aggregated volume Price	$39.9700
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	243
		£14.2600	235
		£14.2600	136

d)	Aggregated information	614
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP Human Resources
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	97
		£14.2600	90

d)	Aggregated information	187
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	Senior Vice President and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	138
		£14.2600	108

d)	Aggregated information	246
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	Senior Vice President and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 8 July 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.9700	46

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	101
		£14.2600	73
		£14.2600	54

d)	Aggregated information	228
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications & CEO Office
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	58
		£14.2600	54

d)	Aggregated information	112
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr I Mackay
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	503
		£14.2600	430

d)	Aggregated information	933
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 8 July 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.9700	91
		$39.9700	78
		$39.9700	98

d)	Aggregated information	267
	Aggregated volume Price	$39.9700
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	258
		£14.2600	225
		£14.2600	168

d)	Aggregated information	651
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	229
		£14.2600	165
		£14.2600	132

d)	Aggregated information	526
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	83
		£14.2600	117
		£14.2600	99

d)	Aggregated information	299
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 8 July 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.9700	115
		$39.9700	79
		$39.9700	62

d)	Aggregated information	256
	Aggregated volume Price	$39.9700
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	134
		£14.2600	95
		£14.2600	77

d)	Aggregated information	306
	Aggregated volume Price	£14.2600
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	Chief Executive Officer of ViiV Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 8 July 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.2600	158

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 14, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc